UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

CrowdGather, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

22787P 107

(CUSIP Number)

Sanjay Sabnani, 20300 Ventura Blvd., Suite 330,
Woodland Hills, California 91364.
(818) 435-2472

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 2, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22787P 107

	1.	Names of Reporting Persons. S.S or I.R.S. Identification No. of above persons.
Sanjay Sabnani, Typhoon Capital Consultants, LLC (EIN: 95-4612173)

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

	3.	SEC Use Only

	4.	Source of Funds (See Instructions) OO

	5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

	6.	Citizenship or Place of Organization U.S.

	7. Y	Sole Voting Power 21,210,550
Number of
Shares	8.	Shared Voting Power 900,000
Beneficially Owned by Each
Reporting	9. Y	Sole Dispositive Power 21,210,550
Person With
	10.	Shared Dispositive Power 900,000

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,210,550

	12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

	13.	Percent of Class Represented by Amount in Row (11) 52.95%

	14.	Type of Reporting Person (See Instructions)
IN and OO

Item 1. Security and Issuer

This statement relates to shares of the common stock, $.001 par value of CrowdGather, Inc., a Nevada corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 20300 Ventura Blvd., Suite 330, Woodland Hills, California 91364.

Item 2. Identity and Background

(a)	Name:	Sanjay Sabnani; Typhoon Capital Consultants, LLC, owned and managed by Mr. Sabnani.

(b)	Business Address:	20300 Ventura Blvd., Suite 330, Woodland Hills, California 91364

(c)	Present Principal Occupation:	President, Chief Executive Officer, Secretary, Treasurer and Chief Financial Officer of the Issuer.

(d)	Disclosure of Criminal Proceedings:	Mr. Sabnani has not been convicted in any criminal proceeding at any time.

(e)	Disclosure of Civil Proceedings:
Mr. Sabnani has not been subject to any judgment, decree or final order enjoining violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

(f)	Citizenship:	Mr. Sabnani is a citizen of the U.S.; Typhoon Capital Consultants, LLC is organized in California.

Item 3. Source and Amount of Funds or Other Consideration

The membership units of General Mayhem, LLC, a privately held California limited liability company that were indirectly owned by Mr. Sabnani (as set forth herein) were exchanged for an aggregate of 22,110,550 shares of the Issuer’s common stock.

Item 4. Purpose of Transaction

On April 2, 2008, Mr. Sabnani indirectly acquired 22,110,550 shares of the Issuer’s shares in exchange for the membership units of General Mayhem, LLC, a privately held California limited liability company that was acquired in a two-step transaction as the Issuer’s wholly owned subsidiary on April 2, 2008, pursuant to an agreement and plan of merger.  On April 2, 2008, Mr. Sabnani was appointed as the Issuer’s sole officer and director, though his appointment as a director becomes effective 10 days after the mailing of the Issuer’s Information Statement on Schedule 14f-1.

Item 5. Interest in Securities of the Issuer

Mr. Sabnani beneficially owns a total of 22,110,550 shares of the Issuer’s common stock as follows:

(a) Mr. Sabnani indirectly and personally owns 22,110,550 shares of the Issuer’s common stock which comprises 55.2% of the Issuer’s total issued and outstanding shares.

(b) Mr. Sabnani has sole voting and dispositive power as to the 22,110,550 shares he owns indirectly.

(c) On April 2, 2008, Mr. Sabnani indirectly acquired 22,110,550 shares of the Issuer’s shares in exchange for the membership units of General Mayhem, LLC, a privately held California limited liability company that was acquired in a two-step transaction as the Issuer’s wholly owned subsidiary on April 2, 2008 pursuant to an agreement and plan of merger.  Mr. Sabnani indirectly owns the shares as follows: 21,210,550 shares are held by Typhoon Capital Consultants, LLC, of which Mr. Sabnani is the Manager and owner; 900,000 shares are owned by the Sabnani Children Income Trust, of which Mr. Sabnani's spouse is the Trustee. Mr. Sabnani may be deemed to share voting and investment power with respect to the shares held in irrevocable trust for his children due to his wife's role as sole trustee for this trust. Mr. Sabnani disclaims beneficial ownership of these shares, except as to his pecuniary interest therein. On April 2, 2008, Mr. Sabnani was appointed as the Issuer’s sole officer and director, though his appointment as a director becomes effective 10 days after the mailing of the Issuer’s Information Statement on Schedule 14f-1.

(d) Not Applicable.

(e) Not Applicable.

Item 6. Contacts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.  Material to Be Filed as Exhibits

Reference is hereby made to the Issuer’s Information Statement on Schedule 14f-1 filed with the Securities and Exchange Commission on or about April 2, 2008, and to the Form 8-K filed on or about April 8, 2008.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 17, 2008

/s/ Sanjay Sabnani
Sanjay Sabnani Chief Executive Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)